Exhibit 2.1

PLAN OF COMPLETE LIQUIDATION AND DISSOLUTION

OF

FIRST COMMUNITY BANK CORPORATION OF AMERICA

This Plan Of Complete Liquidation And Dissolution (the “Plan”) is for the purpose of effecting the complete liquidation and dissolution of First Community Bank Corporation Of America, a Florida corporation (“Corporation”), in line with the applicable provisions of Chapter 607 of the Florida Statutes and the following:

1.    This Plan shall be submitted to the shareholders for approval at a meeting of shareholders to be held as soon as practicable.

2.    If approved by the shareholders, following such approval this Plan shall become effective on the effective date of the proposed merger of First Community Bank Of America with and into Community Bank of Manatee (the “Effective Date”), pursuant to the terms of that certain Acquisition Agreement, dated February 10, 2011 (the “Acquisition Agreement”), by and among the Corporation and First Community Bank of America (the “Bank”), CBM Florida Holding Company (“CBM Holdings”) and Community Bank of Manatee. In the event that the Acquisition Agreement is terminated by the parties thereto, then this Plan shall simultaneously terminate.

3.    The Officers and Directors shall cause all debts and liabilities of the Corporation to be paid promptly after the Effective Date.

4.    After payment of all known liabilities, the Officers and Directors shall set aside cash in a reserve fund in an amount estimated by the Officers and Directors to be necessary for the payment of estimated expenses, taxes and contingent liabilities (including expenses of liquidation, dissolution and termination of existence and distribution of assets), and shall distribute the balance of any cash assets of the Corporation pro rata to its shareholders in proportion to the number of shares owned by them.

5.    At such time as the Officers and Directors have determined that all liabilities of the Corporation have been paid or provided for, and in any event within 12 months of the Effective Date, the Officers and Directors shall forthwith cause any funds remaining to be distributed pro rata to its shareholders in proportion to the number of shares owned by them.

6.    From and after the Effective Date, the Corporation shall not engage in any business activities, except for the purpose of preserving the value of its assets, adjusting and winding up its business affairs and distributing its assets in accordance with this Plan and in line with F.S. 607.1405. The Officers and Directors are vested with all power and authority to carry out the terms, conditions and provisions of the Plan.

7.    As promptly as practicable after the Effective Date, the Corporation shall be dissolved in accordance with the laws of the State of Florida, all tax returns, information returns, and other documents required to be filed with the Internal Revenue Service shall be filed.

ADOPTED by the Board of Directors of First Community Bank Corporation of America, on the 10th day of February, 2011.

/s/ Kenneth P. Cherven
Kenneth P. Cherven, President

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